							EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended				Six Months Ended
(in thousands)	June 30,				June 30,
	2006		2005		2006		2005
Including Interest on Deposits:

Fixed charges:
Total interest expense	$55,154		$41,986		$104,865		$79,499
Interest portion of rent expense	180		185		380		385
Fixed charges including interest on deposits	$55,334		$42,171		$105,245		$79,884

Earnings:
Net income	$16,396		$17,475		$32,813		$34,782
Income taxes	7,197		7,503		14,375		15,190
Fixed charges, as above	55,334		42,171		105,245		79,884
Earnings for purposes of calculation	$78,927		$67,149		$152,433		$129,856

Ratio of earnings to combined fixed charges including
interest on deposits	1.43	x	1.59	x	1.45	x	1.63	x

Excluding Interest on Deposits:

Fixed charges:

Total interest expense excluding interest on deposits	$32,354		$25,319		$60,703		$47,644
Interest portion of rent expense	180		185		380		385
Fixed charges excluding interest on deposits	$32,534		$25,504		$61,083		$48,029

Earnings:
Net income	$16,396		$17,475		$32,813		$34,782
Income taxes	7,197		7,503		14,375		15,190
Fixed charges, as above	32,534		25,504		61,083		48,029
Earnings for purposes of calculation	$56,127		$50,482		$108,271		$98,001

Ratio of earnings to combined fixed charges excluding
interest on deposits	1.73	x	1.98	x	1.77	x	2.04	x